UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2020

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	WPP appoints Tom Ilube CBE to the Board dated 05 October 2020, prepared by WPP plc.

FOR IMMEDIATE RELEASE	5 October 2020

WPP PLC ("WPP")

WPP appoints Tom Ilube CBE to the Board

WPP today announces the appointment of Tom Ilube CBE to its Board as an independent Non-Executive Director with immediate effect.

Tom is a technology entrepreneur and educational philanthropist. He is the founder and CEO of AIM-listed Crossword Cybersecurity Plc, a technology commercialisation company focused on the cyber security sector and has previously founded several other technology start-ups. He is a Non-Executive Director of the BBC, where he serves on the audit and risk committee and chairs the fair-trading committee. He is also responsible for protected disclosures across the BBC, chairs the diversity and inclusion advisory group, and recently supported the appointment process for the new Director-General.

From 2010 to 2014, Tom was Managing Director of Consumer Markets at Callcredit Information Group, the private equity-backed UK credit reference agency. Whilst at Callcredit, Tom founded Noddle, a credit reporting service that eventually grew to four million users and was acquired by US-based Credit Karma in 2018. Prior to Callcredit, Tom founded and was CEO of Garlik, a venture capital-backed identity protection company, sold to Experian in 2011.

In the early 2000s, Tom served as Chief Information Officer of Egg Banking plc, the UK's first internet bank, and his 30-year career in the UK technology sector also includes roles at PricewaterhouseCoopers, Goldman Sachs and the London Stock Exchange. He chaired the UK Government Technology Strategy Board's Network Security Innovation panel, and was a member of the High-Level Expert Group on Cyber Security at the International Telecommunication Union (ITU), a Geneva-based UN agency.

In his education work, Tom is the founder and Chair of the African Gifted Foundation, a programme for exceptionally gifted African children, which launched the African Science Academy, the continent's first all-girls science and maths school. He was made a Doctor of Science (Honoris Causa) by City, University of London and an Honorary Doctor of Technology by the University of Wolverhampton, and received his CBE in the 2018 Birthday Honours for services to technology and philanthropy. He is an Honorary Fellow of Jesus College, Oxford and an Advisory Fellow at St Anne's College. He also served as Chair of Ada, the UK's National College for Digital Skills, and was the founding Chair of Governors of Hammersmith Academy. In 2017 Tom topped the Powerlist ranking of the most influential people of African or African Caribbean heritage in the UK.

Commenting on the appointment, Roberto Quarta, Chairman of WPP, said: "We are delighted to welcome Tom to the Board of WPP. He brings tremendous depth and breadth of experience across the worlds of technology, business, media, entrepreneurship, education and philanthropy, and we look forward to his contribution as the Company continues its transformation."

Tom Ilube said: "Under its new management team, WPP has become a leader not only in creative services but also the provision of technology solutions for clients, so it's an exciting time to join the Company. I look forward to working with the Board and executive leadership as WPP evolves its offer and delivers its strategy to grow the business, and to contributing to discussions around diversity at the Company and across the industry."

OAM: Additional Regulatory Information
WPP LEI: 549300LSGBXPYHXGDT93

Balbir Kelly-Bisla
Company Secretary
5 October 2020

Notes

1.  Fees: As Non-Executive Director of WPP plc, Tom Ilube will receive standard annual fees of £85,000 per annum.

2.    The Board has determined that Tom llube will be an independent Non-Executive Director, in accordance with the UK Corporate Governance Code.

3.    The Company confirms there are no other disclosures which are required to be made in accordance with LR 9.6.13R.

Further information
Chris Wade, WPP +44 (0)20 7282 4600

About WPP
WPP is a creative transformation company. We use the power of creativity to build better futures for our people, clients and communities. For more information, visit www.wpp.com.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 05 October 2020	By: ______________________
Balbir Kelly-Bisla
Company Secretary